As filed with the Securities and Exchange Commission on September 27, 2016.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

WAYBETTER, INC.

(Exact name of issuer as specified in its charter)

Delaware	7371	27-3100598
State or other jurisdiction of incorporation	Primary Standard Industrial Classification Code Number	I.R.S. Employer Identification Number

205 East 42nd Street, 17th Floor

New York, NY 10017

212-DIETBET or (212) 343 -8238

www.waybetter.com

(Address, and telephone number of issuer’s principal executive offices)

James Rosen

Chief Executive Officer

205 East 42nd Street, 17th Floor

New York, NY 10017

212-DIETBET or (212) 343 -8238

www.waybetter.com

(Name, address, and telephone number, of agent for service)

ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes and other financial information included elsewhere in the offering circular and the amendments and supplements thereto. Some of the information contained in this discussion and analysis, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should review the “Risk Factors” section of the offering circular for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Our Mission

WayBetter helps motivate people to adopt healthy behaviors through a combination of gamification, social support, and financial incentives.

Overview

We make games that drive healthy behaviors. Players in our games support, motivate, and hold each other accountable as they work in tandem towards a common goal.

Our first product is a social weight-loss game called DietBet that enables players to compete to lose weight with friends or strangers with real money on the line. The game is not winner-take-all as everyone who reaches the target splits the pot evenly. DietBet is accessible via the web and via mobile apps and comes in different formats, with different time horizons and targets, and with high-stakes and low-stakes games, so that our customers can choose the approach that best fits their goals. We use percentage-based weight targets so that men and women of all shapes and sizes can enjoy playing together on an even playing field.

Our second product is a social exercise game called StepBet that motivates players to be more active with real money on the line. Like DietBet, StepBet is not winner-take-all so everyone who reaches their goals splits the pot evenly. StepBet is accessible via mobile apps and comes in different formats. We create personalized daily step goals based on each player’s step history from his or her smartphone, Fitbit or Apple Watch. This enables men and women of different fitness levels to play together on an even playing field.

Results of Operations

The sum of all monies paid by players to enter the various games (e.g. DietBet, StepBet) plus all monies paid to purchase virtual goods is defined as Gross Transaction Volume, or “GTV”. In essence GTV represents the total dollars transacted by customers on the WayBetter platform. GTV is a non-GAAP measurement that differs from the presentation of net revenues in the financial statements. The company’s net revenue refers to the sum of commissions retained by the company. The company’s commission ranges from 10-25% depending on the dollar amount of the commitment. For the vast majority of DietBet games, the company’s commission is 25%. For the initial set of StepBet games, the company’s commission has ranged from 10-15%.

Other revenue includes the sale of virtual goods to players in DietBet games; the most common example of virtual goods is weigh-in tokens, which are offered to players in long-term DietBet games who are looking for weekly accountability

The company recognizes revenue according to the following guidelines:

•	For games with a duration of less than 2 months, revenue is recognized at the conclusion of the game.
•	For games with a duration of 2 months or longer, revenue is estimated monthly over the course of the game. At the conclusion of the game, revenue is adjusted as necessary.
•	Revenue from the sale of virtual goods is recognized at the time the virtual good is redeemed or when it expires.

Pursuant to changes to the company's Terms of Use implemented in September 2015, we anticipate some number of WayBetter Points to expire and be forfeited starting in September 2016 by customers with WayBetter accounts that have been inactive for twelve months. If and when this happens, the company may be able to recognize as revenue some or all of the forfeited points at a rate of 1 point = $1.00. Because this is a new policy, the company has not estimated the amount of any potential incremental revenue from forfeited points.

GTV for six months ending June 30, 2016 was $8,635,947, a 34% increase from GTV of $6,454,613 six months ending June 30, 2015. The main driver of the GTV increase was the increase in the company’s customer base.

The company’s net revenue for the six months ending June 30, 2016 was $2,222,325, a 30% increase from $1,708,061 for the six months ending June 30, 2015.

Cost of revenues consists of financial transaction costs, “affiliate” payments to partners who host DietBet games, the cost of prizes given away during games and data hosting fees. Cost of revenues was $1,093,992 in for the six months ending June 30, 2016, compared to $735,870 for the six months ending June 30, 2015, resulting in gross margins of 51% and 57%.

The company’s operating expenses consist of payroll, technology, sales and marketing, professional services (including contracted service providers), and general and administrative costs including rent. Operating expenses for the six months ending June 30, 2016 amounted to $1,260,931, a (7)% decrease from $1,349,580 from the six months ending ended June 30, 2015.

Depreciation charges included in general and administrative expenses for the six months ending June 30, 2016 and 2015 amount to $4,797 and $2,993, respectively.

Amortization charges for software development costs included in general and administrative expenses for the six months ending June 30, 2016 and 2015 amount to $6,433 and $3,475, respectively.

Our current operations focus on attracting as many players as possible to our new games. In the second half of 2016 we are making an investment in hiring a U.S. based engineering team to build a more agile, scalable software platform for all new products going forward. We are also investing in properly building out our brands (e.g. WayBetter, DietBet, StepBet) so that we can more effectively market our games to new users. We will continue to spend money on payments to social media influencers through revenue sharing arrangements that drive players into our games. The company has been testing other channels for user acquisition, including online advertising. Currently the company spends less than $10,000 a month on online advertising (mostly on Facebook and Google). Online advertising is iterative and as the company optimizes its efforts (to lower the cost of customer acquisition while at the same time increasing the annual revenue per user), online advertising could ramp up quickly. If online advertising becomes cost-effective and profitable, the company’s investment in online advertising could outstrip that of affiliate marketing efforts to influencers.

Liquidity and Capital Resources

We have not generated profits since inception, and sustained a net loss of $(130,415) the six months ending June 30, 2016, a decrease from the net loss of $(375,497) the six months ending June 30, 2015. The company has, as of June 30, 2016, $5,100,510 cash on hand. The company has recorded losses from operations from the time of inception in the total amount of $(4,872,320), as of June 30, 2016.

The company’s operations have been financed to date by a combination of revenue and investment capital. The company was initially capitalized by equity investments from our shareholders in the amount of $1,109,019 when the company issued common and Series Seed Preferred Stock. In 2012 and 2013, the company issued $908,000 of convertible notes, which were subsequently converted into Series Seed Preferred Stock. In 2014, the company issued Series A Preferred Stock, which generated $2,774,060. In October 2015, the company issued Series A-1 Preferred Stock, which raised $433,411.

The company has not committed to make any capital expenditures. We have no bank lines.

As listed on the balance sheet in the liabilities section, Customer Deposits include earnings from previous game winnings that are held in deposit with the company, as well as amounts from current games estimated to be paid out by the company to winners of those current games. In certain instances, the amount accumulated and estimated in the customer deposit accounts may exceed the available cash. See “Risk Factors – We may not have enough cash on hand to redeem players’ winnings” in the offering circular.

Trend Information

From 2012 through 2015, the company’s sole product has been DietBet games in the various formats available. Beginning in 2016, we expanded into other areas of healthy behavior and lifestyle change to include StepBet (to exercise more). In 2017, we plan to expand into additional areas of health behavior and lifestyle changes. Which areas we expand into will depend on the results of various “alpha” test games that we are currently managing, including WorkoutBet, RunBet and WriteBet. As the company introduces more products, we believe we will reach a larger market and be able to cross-sell different products to the same consumer. In addition, we plan to expand internationally in the future, including in China through our partnership with China Showyu Healthy Group Limited.

Summary of Critical Accounting Policies

Our management’s discussion and analysis of our financial condition and results of operations is based on our unaudited interim financial statements. The preparation of these interim financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reported period. In accordance with GAAP, we base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

Our significant accounting policies are fully described in Note 4 to our consolidated financial statements appearing elsewhere in this filing, and we believe those accounting policies are critical to the process of making significant judgments and estimates in the preparation of our consolidated financial statements.

Cash equivalents and concentration of cash balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets for other receivables, accounts payable, accrued expenses and debt approximate their fair value based on the short-term maturity of these instruments. The warrant liability is recorded at fair value with changes in fair value reflected in the statement of operations.

Property, Equipment, and Software

Property, equipment, and software are recorded at cost. Depreciation/amortization is recorded for property, equipment, and software using the straight-line method over the estimated useful lives of assets. The useful life of the Company's capitalized assets as of June 30, 2016, June 30, 2015 and December 31, 2015 is three years. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable.

The Company accounts for software development costs in accordance with several accounting pronouncements, including FASB ASC 730, Research and Development, FASB ASC 350-40, Internal-Use Software, FASB 985-20, Costs of Computer Software to be Sold, Leased, or Marketed and FASB ASC 350-50, Website Development Costs.

Costs incurred during the period of planning and design, prior to the period determining technological feasibility, for all software developed for use internal and external, has been charged to operations in the period incurred as research and development costs. Additionally, costs incurred after determination of readiness for market have been expensed as research and development.

The Company capitalizes certain costs in the development of its proprietary software for the period after technological feasibility was determined and prior to marketing and initial sales. Website development costs have been capitalized, under the same criteria as marketed software.

Depreciation and amortization charges are included in general and administrative expenses for the six months ending June 30, 2016 and June 30, 2015.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. For all revenue transactions, the Company considers payment to be persuasive evidence of an arrangement. Refunds are included in net revenues and no estimate was necessary for future returns as revenues are not refundable after the revenue recognition criterion has been satisfied. Net revenue represents the commission the Company receives on the gross bets made on its platform after paying out winnings.

Deferred Revenue consists of unrecognized revenue paid in advance of the delivery or completion of services. Deferred revenue is recognized as revenue when the services are provided and all other revenue recognition criteria have been met.

Customer Deposits

Customer deposits include earnings from previous social motivation game winnings that are held in deposit and amounts from current social motivation games not estimated to be earned by the Company.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options. Stock-based awards issued to date are comprised of employee stock options.

Advertising Costs

Advertising costs are recorded as an expense in the period in which we incur the costs or the first time the advertising takes place.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized. We assess our income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Net Earnings or Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Basic and diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period. Potentially dilutive securities are excluded from the computation of the diluted net earnings or loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive for the six months ended June 30, 2016 and 2015, diluted net loss per share is the same as basic net loss per share for each year.

Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs will be capitalized as deferred offering costs on the balance sheet. The deferred offering costs will be charged to stockholders' equity upon the completion of an offering or to expense if the offering is not completed.

ITEM 2.   Other Information

None.

ITEM 3.   Financial Statements

Waybetter, Inc.

A Delaware Corporation

Unaudited Financial Statements

June 30, 2016

WAYBETTER, INC.

BALANCE SHEETS

	Unaudited	Unaudited	Audited
	As of June 30, 2016	As of June 30, 2015	As of December 31, 2015
		(As Restated)
ASSETS
Current Assets:
Cash and cash equivalents	$5,100,510	$4,885,092	$3,822,559
Other current assets	15,818	15,421	19,030
Deferred financing costs	56,240	0	29,500
Total Current Assets	5,172,568	4,900,513	3,871,089

Non-Current Assets:
Property, equipment, and software, net	117,515	25,099	91,790
Due from related party	210,000	150,000	250,000
Total Non-Current Assets	327,515	175,099	341,790

TOTAL ASSETS	$5,500,083	$5,075,612	$4,212,879

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
Current Liabilities:
Accrued expenses and other liabilities	$100,855	$33,201	$107,812
Customer deposits	4,476,974	3,177,792	3,066,750
Deferred revenue	360,681	433,568	373,652
Total Liabilities	4,938,510	3,644,561	3,548,214

Stockholders' Equity:
Convertible Preferred Stock, 35,091,802 shares authorized, $0.001 par, designated as
Series A Preferred Stock, 6,330,413 shares issued and outstanding, 6,547,657 shares designated, liquidation preference of $2,774,060, at each June 30, 2016, June 30, 2015 and December 31, 2015	6,330	6,330	6,330

Series Seed Preferred Stock, 7,912,402 shares issued and outstanding, 7,912,402 shares designated, liquidation preference of $1,967,305, at each June 30, 2016, June 30, 2015 and December 31, 2015	7,913	7,913	7,913

Series A-1 Preferred Stock, 631,743 shares issued and outstanding 631,743 shares designated, liquidation preference of $433,439 at June 30, 2016 and December 31, 2015	632	-	632

Common Stock, $0.001 par, 50,000,000 shares authorized, 10,977,225, 10,868,649, and 10,977,225 shares issued and outstanding at June 30, 2016, June 30, 2015 and December 31, 2105, respectively.	10,977	10,858	10,977
Additional paid-in capital	5,408,041	4,866,062	5,380,718
Accumulated deficit	(4,872,320)	(3,460,112)	(4,741,905)
Total Stockholders' Equity	561,573	1,431,051	664,665

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$5,500,083	$5,075,612	$4,212,879

WAYBETTER, INC.

STATEMENTS OF OPERATIONS

	Unaudited	Unaudited
	For the Six-Month Periods Ended
	June 30, 2016	June 30, 2015
		(As Restated)

Net Revenues	$2,222,325	$1,708,061
Cost of Net Revenues	1,093,992	735,870
Gross Profit	1,128,333	972,191

Operating Expenses:
Compensation & benefits	750,383	713,175
Technology & analytics	202,224	147,097
Sales & marketing	71,127	189,748
General & administrative	129,781	186,834
Professional fees	107,416	112,726
Total Operating Expenses	1,260,931	1,349,580

Loss from operations	(132,598)	(377,389)

Other Income:
Interest income	2,183	1,892
Total Other Income	2,183	1,892

Provision for Income Taxes	-	-

Net Loss	$(130,415)	$(375,497)

Weighted-average common shares outstanding -Basic and Diluted	10,977,225	10,862,104
Net loss per common share -Basic and Diluted	$(0.01)	$(0.03)

Note: In the opinion of management all adjustments necessary in order to make interim financial statements not misleading have been included.

WAYBETTER, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

For the Six-Month Period Ended June 30, 2016 (unaudited) and for the Year Ended December 31, 2015 (audited)

			Preferred Stock
	Common Stock		Series Seed Preferred Stock		Series A Preferred Stock		Series A-1 Preferred Stock
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Additional Paid in Capital	Accumulated Deficit	Total Stockholders' Equity

Balance - January 1, 2015	10,857,791	$10,858	7,912,402	$7,913	6,330,413	$6,330	-	$-	$4,847,875	$(2,938,512)	$1,934,464
Deferred financing costs	-	-	-	-	-	-	-	-	73,800		73,800
Stock Grant	10,000	10	-	-	-	-	-	-	4,748	-	4,758
Warrant Exercises	100,000	100	-	-	-	-	-	-	900	-	1,000
Issuance of Series A-1 Preferred Stock	-	-	-	-	-	-	581,838	582	432,829	-	433,411
Stock-based compensation	-	-	-	-	-	-	-	-	20,625	-	20,625
Net Loss	-	-	-	-	-	-	-	-		(1,803,393)	(1,803,393)
Retroactive application of 1.0857791 to 1 stock split	9,434	9	-	-	-	-	49,905	50	(59)	-	-
Balance - December 31, 2015	10,977,225	$10,977	7,912,402	$7,913	6,330,413	$6,330	631,743	$632	$5,380,718	$(4,741,905)	$664,665

Stock-based compensation	-	-	-	-	-	-	-	-	27,323	-	27,323
Net Loss	-	-	-	-	-	-	-	-	-	(130,415)	(130,415)
Balance - June 30, 2016	10,977,225	$10,977	7,912,402	$7,913	6,330,413	$6,330	631,743	$632	5,408,041	$(4,872,320)	$561,573

WAYBETTER, INC.

STATEMENTS OF CASH FLOWS

	Unaudited	Unaudited
	For the Six-Month Periods Ended
	June 30, 2016	June 30, 2015
		(As Restated)

Cash Flows From Operating Activities
Net loss	$(130,415)	$(375,497)
Adjustments to reconcile net loss to net cash provided by in operating activities:
Depreciation and amortization	11,230	6,468
Stock-based compensation	27,323	18,187
Changes in operating assets and liabilities:
(Increase)/Decrease in other current assets	3,212	2,542
(Increase)/Decrease in deferred financing costs	(26,740)	-
Increase/(Decrease) in accrued expenses and other liabilities	(6,957)	(57,414)
Increase/(Decrease) in customer deposits	1,410,224	893,854
Increase/(Decrease) in deferred revenue	(12,971)	157,112
Net Cash Provided by Operating Activities	1,274,906	645,252

Cash Flows From Investing Activities
Purchase of property and equipment	-	(9,832)
Purchase of capitalized software	(36,955)	-
Advance to related party	40,000	-
Net Cash Used In Investing Activities	3,045	(9,832)

Net Change In Cash and Cash Equivalents	1,277,951	635,420

Cash and Cash Equivalents at Beginning of Period	3,822,559	4,249,672
Cash and Cash Equivalents at End of Period	$5,100,510	$4,885,092

Supplemental disclosure of Non-Cash Financing Activities:
Interest paid	$-	$-

Notes to Financial Statements (unaudited)
As of and for the six months ended June 30, 2016

NOTE 1: NATURE OF OPERATIONS

WayBetter, Inc. (the "Company"), is a corporation organized July 22, 2010 under the laws of Delaware. The Company was founded in 2010, as DietBet, Inc. in order to develop a social motivation platform that helps people lose weight. On August 13, 2014, the company filed an Amended and Restated Certificate of Incorporation changing its name from DietBet, Inc. to WayBetter, Inc., and expanded its mission to use a mix of competition, collaboration, and financial incentives to provide a social motivation platform that helps people adopt healthy behaviors, such as exercising more, quitting smoking, and managing stress.

NOTE 2: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception, and has sustained net losses of $(130,415) for the six months ending June 30, 2016. These factors, among others, raise substantial doubt to the Company’s ability to continue as a going concern. The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts.

NOTE 3: RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

During the year ended December 31, 2015, certain errors resulting in the overstatement of customer deposits and understatement of net revenues totaling $147,082 as of and for the six months ending June 30, 2015, were discovered by the Company. Accordingly, amounts reported for net revenues have been restated in the 2015 financial statements now

WAYBETTER, INC.

BALANCE SHEETS

As of June 30, 2015 (unaudited)

	As Previously
	Reported	Adjustment	As Restated
ASSETS
Current Assets:
Cash and cash equivalents	$4,885,092	-	$4,885,092
Other current assets	15,421	-	15,421
Deferred financing costs	-	-	0
Total Current Assets	4,900,513	-	4,900,513

Non-Current Assets:
Property, equipment, and software, net	25,099	-	25,099
Due from related party	150,000	-	150,000
Total Non-Current Assets	175,099	-	175,099

TOTAL ASSETS	$5,075,612	-	$5,075,612

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
Current Liabilities:
Accrued expenses and other liabilities	$33,201	-	$33,201
Customer deposits	3,324,874	(147,082)	3,177,792
Deferred revenue	433,568	-	433,568
Total Liabilities	3,791,643	(147,082)	3,644,561

Stockholders' Equity:
Convertible Preferred Stock, 35,091,802 shares authorized, $0.001 par, designated as
Series A Preferred Stock, 6,330,413 shares issued and outstanding, 6,547,657 shares designated, liquidation preference of $2,774,060, at June 30, 2015	6,330	-	6,330

Series Seed Preferred Stock, 7,912,402 shares issued and outstanding, 7,912,402 shares designated, liquidation preference of $1,967,305, at June 30, 2015	7,913	-	7,913

Common Stock, $0.001 par, 50,000,000 shares authorized, 10,868,649 shares issued and outstanding at June 30, 2015	10,858	-	10,858
Additional paid-in capital	4,866,062	-	4,866,062
Accumulated deficit	(3,607,194)	147,082	(3,460,112)
Total Stockholders' Equity	1,283,969	147,082	1,431,051

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$5,075,612	-	$5,075,612

WAYBETTER, INC.

STATEMENTS OF OPERATIONS

For the six months ended June 30, 2015 (unaudited)

	As Previously
	Reported	Adjustment	As Restated

Net Revenues	$1,560,979	$147,082	$1,708,061
Cost of Net Revenues	735,870		735,870
Gross Profit	825,109	147,082	972,191

Operating Expenses:
Compensation & benefits	713,175	-	713,175
Technology & analytics	147,097	-	147,097
Sales & marketing	189,748	-	189,748
General & administrative	186,834	-	186,834
Professional fees	112,726	-	112,726
Total Operating Expenses	1,349,580	-	1,349,580

Loss from operations	(524,471)	147,082	(377,389)

Other Income:
Interest income	1,892	-	1,892
Total Other Income	1,892	-	1,892

Provision for Income Taxes	-	-	-

Net Loss	$(522,579)	147,082	$(375,497)

Weighted-average common shares outstanding -Basic and Diluted	10,862,104		10,862,104

Net loss per common share -Basic and Diluted	$(0.05)		$(0.03)

WAYBETTER, INC.

STATEMENTS OF CASH FLOWS

For the six months ended June 30, 2015 (unaudited)

	As Previously
	Reported	Adjustment	As Restated

Cash Flows From Operating Activities
Net loss	$(522,579)	147,082	$(375,497)
Adjustments to reconcile net loss to net cash provided by in operating activities:
Depreciation and amortization	6,468	-	6,468
Stock-based compensation	18,187	-	18,187
Changes in operating assets and liabilities:
(Increase)/Decrease in other current assets	2,542	-	2,542
Increase/(Decrease) in accrued expenses and other liabilities	(57,414)	-	(57,414)
Increase/(Decrease) in customer deposits	1,040,936	(147,082)	893,854
Increase/(Decrease) in deferred revenue	157,112	-	157,112
Net Cash Provided by Operating Activities	645,252	-	645,252

Cash Flows From Investing Activities
Purchase of property and equipment	(9,832)	-	(9,832)
Net Cash Used In Investing Activities	(9,832)	-	(9,832)

Net Change In Cash and Cash Equivalents	635,420	-	635,420

Cash and Cash Equivalents at Beginning of Period	4,249,672	-	4,249,672
Cash and Cash Equivalents at End of Period	$4,885,092	$-	$4,885,092

NOTE 4: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP) and Article 8 of Regulation S-X of the rules and regulations of the Securities and Exchange Commission (SEC).

The Company has elected to adopt early application of Accounting Standards Update No. 2014-10, Development Stage Entities (Topic 915): Elimination of Certain Financial Reporting Requirements; the Company does not present or disclose inception-to-date information and other remaining disclosure requirements of Topic 915.

The Company adopted the calendar year as its basis of reporting.

Interim Financial Information

The accompanying unaudited consolidated financial statements and footnotes have been prepared in accordance with U.S. GAAP as contained in the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") for interim financial information. The results of operations for the six months ending June 30, 2016 are not necessarily indicative of the results for the full year or the results for any future periods. In the opinion of management, all adjustments necessary in order to make the unaudited June 30, 2016 not misleading have been included.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash equivalents and concentration of cash balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets for other receivables, accounts payable, accrued expenses and debt approximate their fair value based on the short-term maturity of these instruments. The warrant liability is recorded at fair value with changes in fair value reflected in the statement of operations.

Property, Equipment, and Software

Property, equipment, and software are recorded at cost. Depreciation/amortization is recorded for property, equipment, and software using the straight-line method over the estimated useful lives of assets. The useful life of the Company's capitalized assets as of June 30, 2016, June 30, 2015 and December 31, 2015 is three years. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable.

The Company accounts for software development costs in accordance with several accounting pronouncements, including FASB ASC 730, Research and Development, FASB ASC 350-40, Internal-Use Software, FASB 985-20, Costs of Computer Software to be Sold, Leased, or Marketed and FASB ASC 350-50, Website Development Costs.

Costs incurred during the period of planning and design, prior to the period determining technological feasibility, for all software developed for use internal and external, has been charged to operations in the period incurred as research and development costs. Additionally, costs incurred after determination of readiness for market have been expensed as research and development.

The Company capitalizes certain costs in the development of its proprietary software for the period after technological feasibility was determined and prior to marketing and initial sales. Website development costs have been capitalized, under the same criteria as marketed software.

Property, equipment, and software consist of the following:

	June 30, 2016	June 30, 2015	December 31, 2015
Furniture and Equipment	$28,785	$22,786	$28,785
Software	201,896	99,108	164,941
Web Domains	10,111	10,111	10,111
	204,792	132,005	203,837
Accumulated Depreciation/Amortization	(123,277)	(106,906)	(112,047)
Property, Equipment, and Software, net	$117,515	$25,099	$91,790

Depreciation and amortization charges included in general and administrative expenses for the six months ending June 30, 2016 and June 30, 2015 amounted to $11,230 and $6,458, respectively.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. For all revenue transactions, the Company considers payment to be persuasive evidence of an arrangement. Refunds are included in net revenues and no estimate was necessary for future returns as revenues are not refundable after the revenue recognition criterion has been satisfied. Net revenue represents the commission the Company receives on the gross bets made on its platform after paying out winnings.

Deferred Revenue consists of unrecognized revenue paid in advance of the delivery or completion of services. Deferred revenue is recognized as revenue when the services are provided and all other revenue recognition criteria have been met.

Customer Deposits

Customer deposits include earnings from previous social motivation game winnings that are held in deposit and amounts from current social motivation games not estimated to be earned by the Company.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options. Stock-based awards issued to date are comprised of employee stock options.

Advertising Costs

Advertising costs are recorded as an expense in the period in which we incur the costs or the first time the advertising takes place. Advertising costs expensed were $ 41,953 and $116,289 for the six months ending June 30, 2016 and 2015, respectively.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized. We assess our income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Net Earnings or Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Basic and diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period. Potentially dilutive securities are excluded from the computation of the diluted net earnings or loss per share if their inclusion would be anti-dilutive, and consist of the following:

	June 30, 2016	June 30, 2015

Series A-1 Preferred Stock (convertible to common stock)	631,743	-
Series Seed Preferred Stock (convertible to common stock)	7,912,402	7,912,402
Series A Preferred Stock (convertible to common stock)	6,330,413	6,330,413
Warrants (2010) to purchase common stock	-	108,577
Warrants (2013) to purchase common stock	217,155	217,155
Warrants (2015) to purchase common stock	217,155	-
Stock options	3,104,647	3,236,873
Total potentially dilutive shares	18,413,517	17,805,420

As all potentially dilutive securities are anti-dilutive for the six months ending June 30, 2016 and 2015, diluted net loss per share is the same as basic net loss per share for each year.

Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs will be capitalized as deferred offering costs on the balance sheet. The deferred offering costs will be charged to stockholders' equity upon the completion of an offering or to expense if the offering is not completed. As of June 30, 2016, $56,240 of offering costs remained capitalized. No offering costs remained capitalized as of June 30, 2015.

NOTE 5: STOCKHOLDERS' EQUITY

Stock Split

In March 2016, the Company amended its Certificate of Incorporation to increase its authorized common stock from 30,000,000 shares to 50,000,000 shares and to increase its authorized preferred stock from 16,002,546 shares to 35,091,802 shares, of which 7,912,402 shares were designed as Series Seed Preferred Stock, 6,547,657 shares were designated as Series A Preferred Stock, 631,743 shares were designated as Series A-1 Preferred Stock, and 20,000,000 shares were designated as Series B Non-Voting Preferred Stock.

In March 2016, the Company amended its Certificate of Incorporation to authorize a 1.0857791 to 1 stock split on the issued and outstanding common stock, preferred stock, options, and warrants. All share amounts shown herein have been stated to retroactively reflect the stock split under FASB ASC 505-10-S99-4.

Common Stock

The Company is authorized to issue 50,000,000 shares and 30,000,000 of common stock at $0.001 par value, as of June 30, 2016 and 2015, respectively. Common stockholders are entitled to one vote for each share on all matters to be voted on by the stockholders, do not have cumulative voting rights, have no preemptive rights to purchase common stock, no conversion or redemption rights or sinking fund provisions with respect to the common stock, and are entitled to share ratably in dividends. In the event of liquidation, common stockholders are entitled to share pro rata all assets remaining after payment in full of all liabilities and preferences.

The Company has reserved 3,430,471 shares of its common stock pursuant to the Equity Incentive Plan. 3,104,647 and 3,236,873 stock options are outstanding as of June 30, 2016 and 2015, respectively.

Restricted Stock Shares

In February 2015, the Company granted 10,857 shares of fully vested Common Stock to an advisor of the Company for consulting services performed for the company under a consulting services agreement dated January 1, 2015.

Preferred Stock

In July 2011, the Company amended its Certificate of Incorporation to authorize 4,000,000 shares of $0.001 par preferred stock, of which 3,704,000 shares were designated as Series Seed Preferred Stock. In August 2014, the Company amended its Certificate of Incorporation to increase its authorized preferred stock from 4,000,000 shares to 15,894,209 shares, of which 7,287,315 shares were designed as Series Seed Preferred Stock and 8,606,894 shares were designated as Series A Preferred Stock. In September 2015, the Company amended its Certificate of Incorporation to increase its authorized preferred stock from 15,894,209 shares to 16,002,546 shares, of which 7,287,315 shares were designed as Series Seed Preferred Stock, 6,030,306 shares were designated as Series A Preferred Stock and 2,684,925 shares were designated as Series A-1 Preferred Stock. In March 2016, the Company amended its Certificate of Incorporation to increase its authorized preferred stock from 16,002,546 shares to 35,091,802 shares, of which 7,912,402 shares were designated as Series Seed Preferred Stock, 6,547,657 shares were designated as Series A Preferred Stock, 631,743 shares were designated as Series A-1 Preferred Stock, and 20,000,000 shares were designated as Series B Non-Voting Preferred Stock. 14,874,558 and 14,242,815 shares of preferred stock were issued and outstanding as of June 30, 2016 and 2015. The preferred stock is subject to mandatory conversion provisions upon an initial public offering and are not redeemable.

Series Seed Preferred Stock - Convertible

As of June 30, 2016 and 2015, there were 7,912,402 shares of $0.001 par value Series Seed Preferred Stock were issued and outstanding. The Series Seed Preferred Stockholders are entitled to equal voting rights to common stockholders on an as-converted basis, contain certain dilution protections, have a dividend preference of $0.0199 per share (secondary to Series A Preferred Stock), and are convertible on a 1:1 basis to common stock. The Series Seed Preferred Stock have a liquidation preference of $0.2487 per share, which is subordinate to the liquidation preference on Series A Preferred Stock.

Series A Preferred Stock – Convertible

As of June 30, 2016 and 2015, there were 6,330,413 shares of $0.001 par value Series A Preferred Stock issued and outstanding. The Series A Preferred Stockholders are entitled to equal voting rights to common stockholders on an as-converted basis, contain certain dilution protections, have a dividend preference of $0.4382 per share, and are convertible on a 1:1 basis to common stock. The Series A Preferred Stock have a liquidation preference of $0.4382 per share.

Series A-1 Preferred Stock – Convertible

The Company is authorized to issue 631,743 shares of Series A-1 Preferred Stock at $0.001 par value. In October 2015 the Company issued 631,743 shares, after affecting the stock split, of the Series A-1 Preferred Stock at $0.6861 per share, providing gross proceeds of $433,411.

The Series A-1 Preferred Stockholders are entitled to equal voting rights to common stockholders on an as-converted basis, contain certain dilution protections, have a dividend preference of $0.0549 per share, and are convertible on a 1:1 basis to common stock. The Series A Preferred Stock have a liquidation preference of $0.6861 per share.

Series B Non-Voting Preferred Stock

In March 2016, the Company has filed with the Series and Exchange commission to sell 20,000,000 shares of Series B Non-Voting Preferred Stock. The offering has not closed.

Convertible Notes

As of December 31, 2013, the Company had issued $908,000 of convertible notes bearing interest at 10% per annum. The notes principal and accrued interest were convertible into Series Seed Preferred Stock at a conversion rate of $0.2487 per share, subject to adjustment for stock splits and other dilution protections. Voluntary conversion was allowed and the notes contained an automatic conversion provision triggered by a qualified offering, as defined in the notes. The maturity date on the notes was July 31, 2013, when all principal and accrued interest came due. At the maturity date, the notes had not triggered automatic conversion, none of the notes had been voluntarily converted, and the principal and unpaid interest had not been paid off. Resultantly, the convertible notes entered default under the terms of the agreement. Subsequently, in August 2014, the Company entered into a waiver agreement with each convertible note holder whereby the convertible note terms were amended removing default status and changing the note terms to trigger automatic conversion effective as of July 31, 2013. Accordingly, the notes were converted on August 13, 2014 to 3,890,935 shares of Series Seed Preferred Stock at a price per share of $0.2487 based on the $908,000 of principal outstanding and accrued interest through July 31, 2013. The convertible note holders were not credited for accrued interest from the July 31, 2013 maturity date through the actual conversion date under the terms of the waiver agreements. The balance due on the principal of the notes was $0, and accrued interest was $0, as of each June 30, 2016 and 2015.

Warrants

In 2010, the Company issued 108,577 warrants to purchase shares of common stock in conjunction with a convertible note financing round. The stock purchase warrants issued expire five years after their date of issuance in September of 2015, or upon a qualified financing. The exercise price for the common stock warrants is $0.0092 per share. The number of shares or exercise price will be adjusted in the event of any stock dividend, stock splits or recapitalization of the Company. The common stock warrants were valued by the Company at the grant date using Black-Scholes and were determined to have a trivial fair value. In September 2015, the warrants were all exercised, resulting in the issuance of 108,577 shares of common stock for total proceeds of $1,000.

In August 2013, the Company issued 217,155 warrants to purchase shares of common stock in conjunction with a financing arrangement. The financing arrangement provided that the Company could call upon the counterparty to the arrangement to provide $125,000 should liquidity needs arise for a period of the sooner of December 31, 2014 or at such time which the Company had $2,000,000 of cash available. The guaranty expired effective December 31, 2014. The stock purchase warrants granted in this arrangement expire seven years after their date of issuance or upon the any reclassification, capital reorganization or change in the capital stock of the Company (other than as a result of a subdivision, combination or stock dividend). The exercise price for the common stock warrants is $0.2487 per share and the warrants contain a net-settlement option the holder can elect which provides for a non-cash conversion calculation based on the fair value of the common stock at the exercise date. The number of shares or exercise price will be adjusted in the event of any stock dividend, stock splits or recapitalization of the Company. The common stock warrants were valued using a Black-Scholes model with the following assumptions: 30% volatility, seven year term, 0% dividends, 1.0% risk-free rate, $0.2487 per share exercise price, $0.2487 per share fair value. The estimated value of the common stock warrants at the issuance of $17,980 was been recorded as additional paid-in capital, capitalized to deferred financing costs on the balance sheet, and amortized to interest expense over the term of the guaranty, which was 16 months. A director of the Company has a financial interest in the counterparty to this arrangement.

In September 2015, the Company issued 217,155 warrants to purchase shares of Series A Preferred Stock in conjunction with a financing arrangement. The financing arrangement provided that the Company could call upon the counterparty to the arrangement to provide $200,000 should liquidity needs arise for a period of the sooner of September 30, 2018 or at such time which the Company had $2,000,000 of cash available. The stock purchase warrants granted in this arrangement expire seven years after their date of issuance or upon the any reclassification, capital reorganization or change in the capital stock of the Company (other than as a result of a subdivision, combination or stock dividend). The exercise price for the common stock warrants is $0.4382 per share and the warrants contain a net-settlement option the holder can elect which provides for a non-cash conversion calculation based on the fair value of the common stock at the exercise date. The number of shares or exercise price will be adjusted in the event of any stock dividend, stock splits or recapitalization of the Company. The common stock warrants were valued using a Black-Scholes model with the following assumptions: 30% volatility, seven year term, 0% dividends, 1.0% risk-free rate, $0.4382 per share exercise price. The estimated value of the preferred stock warrants at the issuance date of $73,800 was been recorded as additional paid-in capital, capitalized to deferred financing costs on the balance sheet, and amortized to interest expense over the term of the guaranty, which was satisfied in 2015. A director of the Company has a financial interest in the counterparty to this arrangement.

	June 30, 2016	June 30, 2015
	Warrants	Warrants

Outstanding - beginning of period	325,732	325,732
Granted	217,155	-
Exercised	(108,577)	-
Forfeited	-	-
Outstanding - end of period	434,310	325,732

NOTE 6: INCOME TAXES

For the years ended December 31, 2015 and 2014, the company did not record an income tax benefit because it has incurred taxable losses and has no history of generating taxable income and therefore the Company cannot presently anticipate the realization of a tax benefit on its net deferred tax asset. Therefore, the Company recorded a full valuation allowance against its net deferred tax assets.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

NOTE 7: SHARE-BASED PAYMENTS

Equity Incentive Plan

The 2010 Equity Incentive Plan (the "Plan") of the Company was approved by the written consent of the holder of a majority of the Company's outstanding common stock. The Plan provides the Company the ability to grant to any employee, director or consultants who provides services to the Company or any related entity, options, stock appreciation rights, restricted stock awards, restricted stock units, provided that only employees are entitled to receive incentive stock options in accordance with IRS guidelines. The Company reserved 3,430,471 shares of common stock for delivery under the Plan as of June 30, 2016 and 2015. Options available for issuance as of June 30, 2016 and 2015 were 266,105 and 210,205, respectively. Stock options expire ten years from the grant date and generally vest within two to four years, with occasional issuances with immediate or six month vesting schedules. Awards that are forfeited generally become available for grant under the plan. Pursuant to the Equity Incentive Plan and the employment agreements, between January 1, 2011 and June 30, 2016, the Compensation Committee of the Company's Board of Directors authorized the grants of stock options described below.

Stock Options

The following table summarizes the Company's stock option activity:

	Six Months Ended June 30, 2016		Six Months Ended June 30, 2015
		Weighted		Weighted
		Average		Average
	Options	Exercise Price	Options	Exercise Price

Outstanding - beginning of period	3,104,647	$0.2893	2,629,076	$0.2932
Granted	336,592	$0.1566	884,910	$0.5166
Exercised	-	$-	-	$-
Forfeited	(287,731)	$(0.4421)	-	$-
Outstanding - end of period	3,153,508	$0.2615	3,513,986	$0.3494
Exercisable at end of period	2,175,748	$0.3241	1,938,371	$0.2529

Weighted average grant date fair value of options granted during the period	$0.1004		$0.1183

The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award.

Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company's common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the "simplified method," as the Company has no historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the mid-point between vesting commencement and the end of the contractual term of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option.

The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company's current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised.

Stock-based compensation expense related to stock options included in compensation & benefits expenses for the six months ending June 30, 2016 and 21015 was $27,323 and $18,187, respectively.

NOTE 8: RELATED PARTY TRANSACTIONS

Note Receivable to Related Party

In September 2014, the Company issued a $150,000 note to the founding shareholder and majority stockholder. The note bears interest of 1.89% per annum and matures in September 2021. No payments are required on the note until maturity when all principal and unpaid interest come due, though the note can be prepaid at any time without penalty. The note is collateralized by 1,467,005 shares of Common Stock held by the founding shareholder and majority stockholder.

In September 2015, the Company issued a $100,000 note to the founding and majority stockholder. The note bears interest of 1.89% per annum and matures in September 2022. No payments are required on the note until maturity when all principal and unpaid interest come due, though the note can be prepaid at any time without penalty. The note is collateralized by 978,004 shares of Common Stock held by the founding and majority stockholder. The balance outstanding on the note as of June 30, 2106 is $210,000.

Series A Preferred Stock to Related Party

A motivational game host is a holder of 570,501 shares of Series A Preferred Stock. Additionally, payments issued to the same motivational game host were $15,000 in October 2015.

Warrants

In 2010, the Company issued 100,000 warrants to purchase shares of common stock in conjunction with a convertible note financing round. The stock purchase warrants issued expire five years after their date of issuance in September of 2015, or upon a qualified financing. The exercise price for the common stock warrants is $0.01 per share. The warrants were exercised in October 2015.

In August 2013, the Company issued 217,155 warrants to purchase shares of common stock in conjunction with a financing arrangement. The financing arrangement provided that the Company could call upon the counterparty to the arrangement to provide $125,000 should liquidity needs arise for a period of the sooner of December 31, 2014 or at such time which the Company had $2,000,000 of cash available. The guaranty expired effective December 31, 2014. A director of the Company has a financial interest in the counterparty to this arrangement.

In September 2015, the Company issued 217,155 warrants to purchase shares of Series A Preferred Stock in conjunction with a financing arrangement. The financing arrangement provided that the Company could call upon the counterparty to the arrangement to provide $200,000 should liquidity needs arise for a period of the sooner of September 30, 2018 or at such time which the Company had $2,000,000 of cash available. A director of the Company has a financial interest in the counterparty to this arrangement.

NOTE 9: CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

Our business model involves a customer entering into a commitment contract as a means of providing motivation to reach a healthy goal (such as losing weight). Although we use the word “bet”, we do not believe that this kind of commitment contract is gambling because our games are fundamentally skill-based and the outcomes are generally under the player’s control. If our activities were deemed illegal or subject to gambling laws by appropriate authorities, however, especially in the United States, this could have a material adverse effect on its business, financial condition or results of operations.

NOTE 10: RECENT ACCOUNTING PRONOUNCEMENTS

In June 2014, the FASB issued Accounting Standards Update (ASU) 2014-10 which eliminated the requirements for development stage entities to (1) present inception-to-date information in the statements of income, cash flows, and stockholders' equity, (2) label the financial statements as those of a development stage entity, (3) disclose a description of the development stage activities in which the entity is engaged, and (4) disclose in the first year in which the entity is no longer a development stage entity that in prior years it had been in the development stage. This ASU is effective for annual reporting periods beginning after December 15, 2014, and interim periods beginning after December 15, 2015. Early application is permitted for any annual reporting period or interim period for which the entity's financial statements have not yet been issued. Upon adoption, entities will no longer present or disclose any information required by Topic 915. The Company has early adopted the new standard effective immediately.

In August 2014, the FASB issued ASU 2014-15 on "Presentation of Financial Statements Going Concern (Subtopic 205-40) – Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern". Currently, there is no guidance in U.S. GAAP about management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern or to provide related footnote disclosures. The amendments in this update provide such guidance. In doing so, the amendments are intended to reduce diversity in the timing and content of footnote disclosures. The amendments require management to assess an entity's ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in U.S. auditing standards. Specifically, the amendments (1) provide a definition of the term substantial doubt, (2) require an evaluation every reporting period including interim periods, (3) provide principles for considering the mitigating effect of management's plans, (4) require certain disclosures when substantial doubt is alleviated as a result of consideration of management's plans, (5) require an express statement and other disclosures when substantial doubt is not alleviated, and (6) require an assessment for a period of one year after the date that the financial statements are issued (or available to be issued). The amendments in this update are effective for public and nonpublic entities for annual periods ending after December 15, 2016. Early adoption is permitted. The Company elected to early adopt this pronouncement.

In April 2015, the FASB issued Accounting Standards Update No. 2015-05, Intangibles - Goodwill and Other -Internal-Use Software (Subtopic 350-40) ("ASU 2015-05"). ASU 2015-05 provides guidance to customers about whether a cloud computing arrangement includes a software license. If a cloud computing arrangement includes a software license, then the customer should account for the software license element of the arrangement consistent with the acquisition of other software licenses. If a cloud computing arrangement does not include a software license, the customer should account for the arrangement as a service contract. ASU 2015-05 is effective for annual periods, including interim periods within those annual periods, beginning after December 15, 2015. Early adoption is permitted. The Company believes the adoption of ASU 2015-02 will not have a material effect on its financial statements.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

ITEM 4. Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

Exhibit Number	Description	Filed/ Furnished/ Incorporated by Reference from Form	Incorporated by Reference from Exhibit No.	Date Filed

1	Placement Agreement with North Capital Private Securities Corporation	1-A	1	January 15, 2016

2.1	Form of Amended and Restated Certificate of Incorporation	1-A	2A	February 26, 2016

2.2	Bylaws	1-A	2.2	January 15, 2016

3.1	Amended and Restated Investors' Rights Agreement	1-A	3	February 16, 2016

3.2	Amended and Restated Right of First Refusal and Co-sale Agreement	1-A	3	February 16, 2016

4	Form of Subscription Agreement	1-A	4	February 26, 2016

5	Form of Voting Agreement	1-A	5	February 26, 2016

6.1	Form of Employment Agreement	1-A	6	January 15, 2016

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on September 27, 2016.

WayBetter, Inc.

/s/ James Rosen

By James Rosen
Chief Executive Officer
Date:     September 27, 2016

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ James Rosen

James Rosen, Chief Executive Officer and Chairman of the Board

Date:     September 27, 2016

/s/ Matthew Daniel

Matthew Daniel, Chief Financial Officer
Date:     September 27, 2016

/s/ Amy Prager-Taylor

Amy Prager-Taylor, Chief Accounting Officer
Date:     September 27, 2016